UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39758

APPRECIATE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

6101 Baker Road, Suite 200, Minnetonka, MN 55345;

(952) 470-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

Warrants to purchase shares of Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, par value $0.001 per shares: 131

Warrants to purchase shares of Class A Common Stock: 67

Pursuant to the requirements of the Securities Exchange Act of 1934, Appreciate Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:January 2, 2024	By:	/s/ Christopher Laurence
Christopher Laurence
Chief Executive Officer